UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of August, 2011
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index
SIGNATURE
ex-99.1
ex-99.2
ex-99.3
ex-99.4
ex-99.5

Exhibit Index

Exhibit No.	Description	Page No.
99.1	Press Release dated August 4, 2011
99.2	Management’s Discussion & Analysis for the first quarter ending June 30, 2011
99.3	Interim Unaudited Financial Statements for the first quarter ending June 30, 2011
99.4	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated August 4, 2011
99.5	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated August 4, 2011
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2011	Cameco Corporation
	By:	/s/ “Gary M. S. Chad”
Gary M.S. Chad
Senior Vice-President, Governance, Law and Corporate Secretary